AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol Airport Amsterdam

The Netherlands

June 15, 2015

VIA EDGAR AND E-MAIL

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             AerCap Holdings N.V.

Registration Statement on Form F-4

Filed April 23, 2015

File No. 333-203579

Dear Ms. Long:

On behalf of AerCap Holdings N.V. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form F-4 filed with the Commission on April 23, 2015 (the “Registration Statement”) contained in your letter dated May 8, 2015 (the “Comment Letter”), we submit this letter on behalf of the Company containing the Company’s responses to the Comment Letter. We are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) concurrently with the mailing of this letter.

For the convenience of the Staff and to facilitate the Staff’s review of Amendment No. 1, the Company is supplementally providing with this letter a copy of the marked pages that indicate changes from the Registration Statement.

For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the Company’s responses.

1.             We note that your counsel limits reliance on its legal opinion to the addressees of the opinion letter, including prospective purchasers of the Exchange Notes. Please be aware that it is not appropriate to limit reliance by any person on legal opinions filed in connection with registered offerings of securities. We will not object if the opinion is limited as to its purpose, such as for use in connection with the registration statement.

Accordingly, please have your counsel revise its legal opinion to remove the limitation on reliance. See Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company’s counsel has revised its legal opinion to remove the limitation on reliance.

2.             We note that the meaning of your counsel’s assumptions in clauses (ix) and (x) on page three of its opinion letter is not clear. Please either have your counsel revise its opinion to remove these assumptions or explain the meaning of these assumptions. Please also note that it is not appropriate for counsel to assume facts underlying the opinion.

Response: In response to the Staff’s comment, the Company’s counsel has revised its legal opinion to remove the assumptions in clauses (ix) and (x) on page three of its opinion letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Craig F. Arcella at (212) 474-1024 or by email at carcella@cravath.com. In addition, please feel free to contact me at (310) 557-4858 or by email at pross@aercap.com.

The undersigned hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Patrick Ross
Name: Patrick Ross
Title: Vice President, Corporate Legal